[HERITAGE COMMERCE CORP
LETTERHEAD]

November 10, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:                              Heritage Commerce Corp
Registration Statement on Form S-1

SEC File No.: 333-170094

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Heritage Commerce Corp (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-170094), filed on October 22, 2010 together with all exhibits thereto (the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement on Form S-1 because it has determined that based on the recent trading price of its common stock, a rights offering at $3.75 could not successfully be completed by December 21, 2010 as described in the Registration Statement.  No securities were sold pursuant to the Registration Statement.

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, Mark Bonenfant of Buchalter Nemer, a Professional Corporation, at (213) 891-5020.

Thank you for your assistance in this matter.

Sincerely,

Heritage Commerce Corp

/s/ Lawrence McGovern
Lawrence McGovern
Executive Vice President and
Chief Financial Officer